ARTICLES OF AMENDMENT

Pursuant to the provisions of RCW 23.90.040, the following Articles of Amendment to the Declaration of Trust of Saturna Investment Trust, are herewith submitted for filing.

ARTICLE 1. The name of the Washington Business Trust is:

SATURNA INVESTMENT TRUST

ARTICLE 2: The Declaration of Trust is amended as set forth below by the addition of a new series of shares of beneficial interest, as follows:

The name of a new series shall be SEXTANT GLOBAL HIGH INCOME FUND

a. The initial investment policies with respect to the assets allocated to such Series of Shares shall be as set forth on Exhibit I attached hereto and made a part hereof.

b. Each Share of such Series shall have the same rights and pro rata beneficial interest in the assets and liabilities of the Series as any other such Share.  Any dividends paid on the Shares of the Series shall only be payable from and to the extent of the assets (net of liabilities) belonging to that Series.  In the event of liquidation of the Series, only the assets after the payment of the Series shall be distributed to the holders of the Shares of the Series.

c. Each Share shall have no rights of preemption, and shall have all rights of redemption, repurchase, conversion, liquidation and voting that apply to any such Series as set forth in the Declaration.

d. All consideration received by the Trust for the issue or sale of Shares of the Series, together with all assets in which such consideration is invested or reinvested, all income, earnings, and proceeds thereof, and any funds derived from any reinvestment of such proceeds, shall irrevocably belong to the Series for all purposes, subject only to the rights of creditors, and shall be so recorded upon the books of the Trust.

e. The assets belonging to the Series shall be charged with the liabilities, expenses, costs and reserves of the Trust attributable to the Series;  any general liabilities, expenses, costs, and reserves of the Trust which are not readily identifiable as attributable to the Series, but which are allocated by the Trustees to the Series in such manner and on such basis as they, in their discretion, deem fair and equitable, shall be conclusive and binding upon the Shareholders of the Series for all purposes.

ARTICLE 3. The date of adoption of the amendment was:

December 20, 2011

ARTICLE 4. The amendment was adopted by:

By initial proposal to and resolution of the Board of Trustees

I certify that I am an officer of the above named Trust and am authorized to execute these Articles of Amendment on behalf of the Trust.

DATED this 21st  day of December, 2011.

(s) Ethel B. Bartolome
Ethel B. Bartolome, Secretary
Saturna Investment Trust

EXHIBIT I
to
Articles of Amendment of
Saturna Investment Trust

The objective of Sextant Global High Income Fund (“Fund”) is high income and capital preservation. The Fund invests in a globally diversified portfolio of income-producing debt and equity securities. It applies a consistent, value-oriented approach to security selection, basing investment decisions on current income and expected total return, adjusted for risk. It adjusts allocations to individual securities to manage the portfolio’s fundamental risks, such as industry, country, currency, inflation, interest rate, liquidity, and credit cycle risks. In addition, the Fund will attempt to capitalize on periodic stress in leveraged credit markets, which may result in more volatile current income in exchange for more attractive long-term risk adjusted total return consistent with its investment objective.

Under normal circumstances, the Fund invests its assets as follows:

  No more than 50% in common stocks
  No more than 50% in securities of US issuers
  No more than 50% in bonds rated A- or higher
  No more than 33% in emerging market securities
  No hedges, credit default swaps, or other transactions involving leverage or borrowings; the fund may periodically sell covered options within the limit of the weight restriction in common stocks